PROSPECTUS

                           HEMISPHERX BIOPHARMA, INC.

                        3,908,334 SHARES OF COMMON STOCK
              1,729,227 SHARES OF COMMON STOCK UNDERLYING WARRANTS

     This Prospectus relates to the possible resale from time to time by certain selling securityholders ("Selling Securityholders") of up to (i) 3,908,334 shares of Common Stock; and (ii) 1,729,227 shares of Common Stock underlying warrants ("Warrants"), and to additional securities as follows: (i) 290,544 warrants and stock options (collectively, "C Warrants") which were registered in the Company's registration statement declared effective April 18, 1997 ("April Registration"); (ii) 310,544 shares of Common Stock issued and issuable upon exercise of the C Warrants which were registered in the April Registration;
(iii) 178,294 shares of Common Stock issued upon exercise of various warrants ("R Warrants") which were registered in the April Registration; (iv) 150,000 shares of Common Stock underlying E Warrants which were registered in the April Registration; (v) 2,500,000 shares of Common Stock issued and issuable upon conversion of the Company's Series E Preferred Stock, $.01 par value ("E Preferred") which were registered in the April registration; (iv) 6,213,000 shares of Common Stock underlying the Company's Class A Redeemable Warrants ("Class A Warrants") which were registered in the Company's initial public offering dated November 2, 1995 ("IPO"); (ii) 462,000 Units underlying an Underwriter's Unit Purchase Option ("Option") issued pursuant to the IPO; (iii) 462,000 shares of Common Stock underlying Units included in the Option; (iv) 462,000 Class A Warrants underlying the Units included in the Option; and (v) 462,000 shares of Common Stock underlying Class A Warrants underlying the Units included in the Option. The Warrants, C Warrants, R Warrants, E Warrants, Option, and E Preferred are collectively referred to herein as the "Derivatives". Derivatives and the Common Stock underlying them are collectively referred to herein as the "Securities". This Prospectus also relates to such presently indeterminate number of additional shares of Common Stock as may be issuable upon conversion or exercise of the Derivatives, or payment of dividends on the E Preferred, based upon fluctuations in the conversion price of the E Preferred, stock splits, stock dividends or similar transactions, in accordance with Rule 416 under the Securities Act of 1933, as amended ("Securities Act").

     The Company will not receive any proceeds from the possible resales by the Selling Securityholders of their respective Securities. The Company will receive gross proceeds of up to $7,680,989 upon exercise of the Derivatives. There can be no assurance that any Derivatives will be exercised.

     The Selling Securityholders may sell their Securities from time to time, in market transactions, in negotiated transactions, through the writing of options, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling their Securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of such Securities for whom such broker-dealer may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions.) The Company has agreed to bear all expenses in connection with the registration of the Securities to which this Prospectus relates.

     The Company's Common Stock and Warrants are quoted on the American Stock Exchange ("AMEX") under the symbols HEB and HEB/WS, respectively. On February 4, 1998 the last sale price of the Common Stock and Class A Warrants as reported on AMEX was $3.875 and $1.375, respectively.

THESE SECURITIES ARE HIGHLY SPECULATIVE. THEY INVOLVE A HIGH DEGREE OF RISK. THEY SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO SUSTAIN A TOTAL LOSS OF THEIR ENTIRE INVESTMENT (SEE "RISK FACTORS")

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is February 18, 1998

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Room 1204, Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

     This Prospectus does not contain all of the information set forth in the Registration Statements of which this Prospectus is a part and which the Company has filed with the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof, copies of which can be inspected at, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above. Additional updating information with respect to the Company may be provided in the future by means of appendices or supplements to the Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to American Bingo & Gaming Corp., 515 Congress Avenue, Suite 1200, Austin, Texas 78701 (512) 472-2041.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Company with the Commission and are incorporated herein by reference:

     (a) The Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1996;

     (b) The Company's Quarterly Report on Form 10-Q for the three month period ended March 31, 1997;

     (c) The Company's Quarterly Report on Form 10-Q for the six month period ended June 30, 1997;


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

     (d) The Company's Quarterly Report on Form 10-Q for the nine month period ended September 30, 1997;

     (e) The Company's Registration Statement on Form S-1, File No. 333-24983, which was declared effective by the Commission on April 18, 1997;

     (f) The Company's 1997 Proxy Statement dated August 19, 1997;

     (g) The description of the Company's Common Stock contained in the Company's Registration Statement on Form S-1, Registration No. 33-93314; and

     (h) All other reports filed by the Company pursuant to Section 13(a) and 15(d) of the Exchange Act since the Company's fiscal year ended December 31, 1996.

     All documents filed by the Company with the Commission pursuant to sections 13, 14 or 15(d) of the Exchange Act subsequent hereto, but prior to the termination of the offering of securities made by this Prospectus shall be deemed to be incorporated by reference herein and to be part hereof from their respective dates of filing.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


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

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere or incorporated by reference elsewhere in this Prospectus, including information under "Risk Factors".

                                   THE COMPANY

     Hemispherx Biopharma, Inc. ("Company") is a biopharmaceutical company using nucleic acid technologies to develop therapeutic products for the treatment of viral diseases and certain cancers. Nucleic acid compounds represent a new class of pharmaceutical products that are designed to act at the molecular level for the treatment of human disease. The Company's drug technology utilizes specifically-configured ribonucleic acid ("RNA"). One of the Company's double stranded RNA drug products, trademarked Ampligen, a parenteral drug product, is in advanced human clinical development for various therapeutic indications. Based on the results of pre-clinical studies and clinical trials, the Company believes that Ampligen may have broad-spectrum anti-viral and anti-cancer activities. Over 300 patients have received Ampligen in clinical trials authorized by the U.S. Food and Drug Administration ("FDA") at over twenty clinical trial sites across the United States, representing the administration of more than 40,000 doses of this drug. Sales on a pre-approval, cost recovery basis have been initiated in Belgium, Canada and the United States. The Company is presently exploring additional distributor relationships for Europe, the United States and Asia to set the stage for wider market penetration. SAB/Bioclones, the Company's partner in certain countries, is initiating trials of Ampligen in South Africa and Australia.

     Ampligen is being developed clinically for use in treating three anti-viral indications: chronic hepatitis B virus ("HBV") infection (Phase I/II clinical trial), human immunodeficiency virus ("HIV") associated disorders (Phase II), and myalgic encephalomyelitis, also know as chronic fatigue syndrome ("ME/CFS") (Phase II/III). The Company's business strategy is designed around seeking the required regulatory approvals which will allow the progressive introduction of Ampligen for HIV and ME/CFS followed by HBV in the U.S., Canada, Europe and Japan. Ampligen has also received Orphan Drug designation from the FDA for four indications (AIDS, renal cell carcinoma, chronic fatigue syndrome and invasive malignant melanoma). The Company is also developing a second generation RNA drug technology, termed Oragen compounds, which the Company believes offers the potential for broad spectrum antiviral activity by oral administration.

     The World Health Organization ("WHO") estimates that there are approximately 300 million chronic carriers of HBV worldwide. More than 40% of the persistently infected persons who survive to adulthood will die from cirrhosis, liver cancer, or some other consequence of their infection. In the U.S. alone, there are an estimated 1.25 million carriers. HBV is one of several viruses that cause human hepatitis, or inflammation of the liver. The Company has been conducting a Phase I/II clinical trial of Ampligen in the U.S. for the treatment of chronic HBV infection at Stanford University and the University of Pennsylvania. A significant reduction in viral components and improvement in liver function was noted during the course of the Phase I/II clinical trial to date and the drug has been generally well tolerated. At present, interferon-alpha is the only approved product for the treatment of this disease; however, 60% to 75% of patients with chronic HBV ultimately fail to respond to interferon-alpha. The global sales of interferon are presently estimated at more than $1 billion, largely for its use in liver infections.

     The Centers for Disease Control ("CDC") has estimated that approximately one million people in the U.S. are infected with HIV, excluding patients who have progressed to fully symptomatic AIDS. The WHO has estimated that 30 to 40 million people will be infected with HIV worldwide by the year 2000. The Company is currently conducting a Phase II clinical trial of Ampligen in the U.S. for the treatment of HIV infection. The drug technology is designed to enhance the patient's own immune system, thereby fighting the invasive viral agent more effectively and resulting in more durable long term benefits.

     ME/CFS is a condition recently recognized by the CDC and characterized by unexplained fatigue or chronic illness for six months or longer for which no cause has been identified after a thorough medical work-up. Although the CDC is presently conducting studies to more exactly determine the rate of incidence of ME/CFS, the CDC's latest estimate of the prevalence rate of this disease in the U.S. is in excess of 500,000 cases. The Company has entered into an agreement with a Canadian pharmaceutical firm pursuant to which the Canadian company will provide various services in connection with the distribution of Ampligen on a cost recovery basis as authorized under the Canadian emergency drug release program. Presently the Company is receiving revenues from sales of Ampligen to patients in an open label clinical trial being conducted in Belgium. The Company is currently discussing open-label and placebo controlled trials with the FDA. The Company is unaware of any other new drugs which are under development for treatment of ME/CFS. Today, ME/CFS accounts for a significant portion of people entering chronic disability status, especially in the western U.S. Thus, this presently untreatable illness constitutes a significant impact on the overall cost of health care.

         The Company also has clinical experience with Ampligen in patients with certain cancers, including renal cell carcinoma (kidney cancer) and metastatic malignant melanoma. Based on estimates prepared by the American Cancer Society, the Company believes that approximately 25,000 new cases of renal cell carcinoma will be diagnosed in the U.S. each year. The Company was authorized by the FDA, in the U.S., and the HPB, in Canada, to initiate a Phase II/III clinical trial of Ampligen in renal cell carcinoma patients. The HPB has authorized the Company to charge patients for the cost of the Ampligen administered to renal cell patients in the context of clinical trials. Based on estimates prepared by the American Cancer Society, the Company believes that approximately 34,000 new cases of malignant melanoma will be diagnosed in the U.S. each year. Data from the American Cancer Society and the World Health Organization indicate that both the incidence and mortality from malignant melanoma are rising steadily among white populations throughout the world. In the past decade, the incidence of melanoma has increased faster than that of any other cancer except lung cancer in women.

     On May 1, 1997, the Company received permission from the FDA to recover costs from ME/CFS patients in the Company's AMP-511 open-label treatment protocol. In June 1997, five (5) clinical sites across the United States had been approved to participate in this protocol. The cost of Ampligen to the patient is $2,100 for the first eight weeks of treatment and $2,400 for each additional eight-week period thereafter. This treatment protocol has begun to enroll ME/CFS patients at these centers in the U.S. The Company has been in discussion with the FDA on the design of a controlled ME/CFS clinical trial (AMP-516).

     In November 1995, the Company sold 5,313,000 Units at $3.50 per Unit in its initial public offering. Each Unit consists of one share of Common Stock and one Class A Warrant.

     In October 1994, the Company entered into an agreement with Bioclones Proprietary Limited ("Bioclones"), a biopharmaceutical company which is associated with The South African Breweries Limited ("SAB" and, together with Bioclones, "SAB/Bioclones") with respect to codevelopment of various RNA drugs, including Ampligen, for which the Company has previously obtained international patent protection. The licensing agreement, as amended (the "SAB Agreement")
provides that the Company will provide SAB/Bioclones with an exclusive manufacturing and marketing license for certain Southern hemisphere countries (including certain countries in South America) as well as the United Kingdom, Ireland, Africa, Australia, Tasmania, New Zealand and certain other countries and territories. In exchange for these marketing and distribution rights, the SAB Agreement provides for: (a) a $3 million cash payment to the Company, payable in installments upon the occurrence of certain milestones, including the transfer of certain technical documents which have already been transferred; (b) the formation and issuance to the Company of 24.9% of the capital stock of a company which is developing and operating a new manufacturing facility for RNA drugs constructed by SAB/Bioclones; and (c) royalties on all sales of the Company's product in the licensed territories after the first $50 million of sales. In addition, SAB/Bioclones has agreed to use reasonable efforts to pursue the marketing approval of Ampligen for hepatitis B in Australia, South Africa, Brazil, and the United Kingdom, as well as to perform (at its own expense) a phase III study of Ampligen for chronic HBV infection in South Africa, which clinical study is to be performed pursuant to U.S. FDA good clinical practice and good laboratory practice ("GLP") guidelines and standards. SAB/Bioclones will be granted a right of first refusal to manufacture and supply to the Company the drug product required for not less than one-third of its world-wide sales of Ampligen (after deducting SAB/Bioclones-related sales). As of December 31, 1997, the Company has received approximately $3,000,000 pursuant to the SAB Agreement.

     In September 1994, the Company formed three subsidiaries and granted licenses to the subsidiaries for the purpose of developing its technology for ultimate sale into certain non-pharmaceutical specialty consumer markets, such as the tobacco market, the market for skincare products and the market for diagnostic devices. The Company intends to issue equity in one of such subsidiaries and has granted options to certain of its officers and directors. No assurance can be given that any of these companies will be able to complete testing in these areas, develop any products or successfully produce and market any products in the targeted specialty consumer markets.

                               RECENT DEVELOPMENTS

     In October 1997, the Company raised an aggregate of $10,005,000 in gross proceeds through two private offerings to "accredited investors", as that term is defined in Rule 501 of the Securities Act, pursuant to Regulation D of the Securities Act and Rule 506 promulgated thereunder. The terms of the two offerings are as follows:

          1. Pursuant to the Term Sheet dated September 2, 1997, the Company sold 2,840,000 shares of Common Stock at $2.50 per share, through Hermitage Capital, Inc., the Company's placement agent ("Hermitage"), thereby raising $7,100,000. Hermitage received as compensation, 6% of the gross proceeds and 200,000 warrants exercisable at $4.00 per share and expiring on December 31, 2000. The shares of Common Stock and the shares underlying the warrants are subject to 12 month lock-up agreements.

          2. Pursuant to the Term Sheet dated September 22, 1997, the Company sold 968,334 shares of Common Stock at $3.00 per share, and one warrant for every ten shares purchased. The warrants are exercisable at $4.00 per share and expire on December 31, 2000. The Company offered its securities through finders and broker/dealers, and paid commissions of 6% on sales, and one warrant for every ten shares sold. The Company raised $2,905,000 and issued 96,833 warrants to various investors and 88,234 warrants to various finders.

     In March 1997, the Company sold 5,000 shares of E Preferred at $1,000 per share in a private transaction pursuant to Regulation D of the Securities Act of 1933, as amended ("Securities Act") and Rule 506 promulgated thereunder. The proceeds from such offering were used to retire all outstanding shares of the Company's Series D Preferred Stock.

     In July 1996, the Company sold 6,000 shares of Series D Preferred Stock at $1,000 per share in a private transaction pursuant to Regulation D of the Securities Act and Rule 506 promulgated thereunder. The Company filed a registration statement on Form S-1, which was declared effective by the Commission on September 16, 1996, registering 2,427,275 shares of Common Stock underlying the Series D Preferred Stock and 890,543 Shares underlying certain other warrants and options.

     The Company's corporate headquarters are located at 1617 JFK Boulevard, Philadelphia, Pennsylvania 19103. The Company's telephone number is (215) 988-0080.


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

                                  RISK FACTORS

     AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS HIGHLY SPECULATIVE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE MADE ONLY BY INVESTORS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PROSPECTIVE PURCHASERS, PRIOR TO MAKING AN INVESTMENT DECISION, SHOULD CAREFULLY CONSIDER, ALONG WITH OTHER MATTERS REFERRED TO HEREIN, THE FOLLOWING RISK FACTORS:

1. Dependence on Ampligen; Non-Exclusive Right to Manufacture of Ampligen; Expiration of Patents.

     The Company's principal development efforts are currently focused on Ampligen. While most clinical trials of Ampligen have to date produced favorable results, additional trials sponsored by the Company are planned, and no assurance can be given that the drug will ultimately be demonstrated to be safe or efficacious. In addition, while Ampligen has been authorized for use in clinical trials in the United States and other countries, no assurance can be given that additional clinical trials approvals will be authorized in the United States or in other countries in a timely fashion or at all or that such clinical trials will be completed by the Company. The Company has never commercially introduced a product, and no assurance can be given that commercialization of Ampligen in any countries where Ampligen may be approved will prove successful. In addition, the Company does not have exclusive rights to manufacture Ampligen. Competitors of the Company are currently able to manufacture Ampligen. The Company believes, however, that its extensive patent estate may hinder such competitors from testing and developing Ampligen for particular indications since the Company has patented the use of Ampligen for many disease indications. The Company further believes that the available market for non-patented disease indications for Ampligen which might be available to competitors is minimal since the Company believes, based on laboratory tests, that Ampligen may not be effective against such disease indications; however, no assurances can be given. Willful infringement of the Company's patents by a competitor could result in significant monetary damages to the Company in the event that such infringement was not enjoined by a court of law. Nevertheless, in the event that the Company's patent protection is not adequate for all relevant disease indications, competitors might be able to test, develop and commercialize Ampligen. Additionally, as a result of the Company's dependence on Ampligen, the failure to demonstrate the drug's safety and efficacy in planned clinical trials, to conduct the planned clinical trials, to obtain additional approvals for the drug or to successfully commercialize the drug would have a materially adverse effect on the Company.

2. No Assurance of Regulatory Approval; Government Regulation.

     The Company's research, preclinical development, clinical trials, and the manufacturing and marketing of its products are subject to extensive regulation by numerous governmental authorities in the U.S. and other countries, including, but not limited to, the Food and Drug Administration ("FDA") in the U.S. and the Health Protection Branch of Canada's Department of Health and Welfare ("HPB"), a federal regulatory agency in Canada. None of the Company's products has been approved for commercial sale by the FDA, the HPB or any other foreign regulatory authority and the Company does not expect to achieve profitable operations unless Ampligen receives FDA approval and is commercialized successfully. In order to obtain FDA approval of a new drug product for an indication, the Company must demonstrate to the satisfaction of the FDA that such product is safe and effective for its intended uses and that the Company is capable of manufacturing the product to the applicable regulatory standards. The process of obtaining FDA and other required regulatory approvals (including those of the HPB) is rigorous and lengthy and has required and will continue to require the expenditure of substantial resources. There can be no assurance that the Company will be able to obtain the necessary regulatory approvals. Unsatisfactory clinical trial results, clinical trials not conducted in accordance with applicable protocol requirements and/or delays in obtaining regulatory approvals would prevent the marketing of products developed by the Company, and pending the receipt of such approvals, the Company will not receive product revenues or royalties.

     Pharmaceutical products and their manufacture are subject to continued review following regulatory approval, and later discovery of previously unknown problems may result in the imposition of restrictions on such products or their manufacture, including withdrawal of the products from the market. Failure to comply with applicable regulatory requirements could, among other things, result in fines, suspension of regulatory approvals, operating restrictions and criminal prosecution. The Company cannot predict the extent to which current or future government regulations might have a materially adverse effect on the production, marketing and sale of the Company's products. Such regulations may delay or prevent clinical trials, regulatory approval, and the manufacture or marketing of the Company's potential products. In addition, such regulation may impose costly procedures upon the Company's activities or furnish a competitive advantage to other companies more experienced in regulatory affairs than the Company and may deplete the Company's liquidity and capital resources.

3. Additional Financing Requirements.

     The development of the Company's products has required and will continue to require the commitment of substantial resources to conduct the time-consuming research, preclinical development, and clinical trials that are necessary to bring pharmaceutical products to market and to establish commercial-sale production and marketing capabilities. Based on its current operating plan, the Company anticipates that projected cash flow from operations and currently available financing arrangements will be sufficient to meet the Company's capital requirements for approximately 24 months from the date of this Prospectus. It is not expected that the Company's current cash flow will be sufficient to enable the Company to complete the necessary clinical trials or regulatory approval process for Ampligen for any indication or, if any such approval were obtained, to begin manufacturing or marketing Ampligen on a commercial basis. Accordingly, the Company may need to raise substantial additional funds through additional equity or debt financing, collaborative arrangements with corporate partners, off balance sheet financing or from other sources in order to complete the necessary clinical trials and the regulatory approval processes and begin commercializing its products. If adequate funds are not available from operations and if the Company is not able to secure additional sources of financing on acceptable terms, the Company's business could be materially adversely affected.

     Moreover, because of the Company's long-term capital requirements, it may seek to access the public equity market whenever conditions are favorable, even if it does not have an immediate need for additional capital at that time. There can be no assurance that any additional funding will be available to the Company on terms acceptable to the Company, if at all. Any additional funding may result in significant dilution and could involve the issuance of securities with rights which are senior to those of existing stockholders. The Company may also need additional funding earlier than anticipated, and the Company's cash requirements in general may vary materially from those now planned, for reasons including, but not limited to, changes in the Company's research and development programs, clinical trials, competitive and technological advances, the regulatory process, and higher than anticipated expenses and lower than anticipated revenues from certain of the Company's clinical trials as to which cost recovery from participants has been approved.

4. Uncertainty Regarding Patents and Proprietary Rights.

     The Company's success will depend, in large part, on its ability to obtain patent protection for its products and to obtain and preserve proprietary information and trade secrets. The Company does not have exclusive rights to the manufacture of Ampligen. Consequently, the Company's ability to obtain exclusive rights for the commercial sale of Ampligen is subject to the Company's acquisition of enforceable patents covering the use of the drug for a particular indication. The Company has been issued certain patents on the use of Ampligen alone and Ampligen in combination with certain other drugs for the treatment of human immunodeficiency virus ("HIV"). The Company has also been issued a patent on the use of Ampligen in combination with certain other drugs for the treatment of chronic hepatitis B virus ("HBV") and chronic hepatitis C virus ("HCV") and a patent which affords protection on the use of Ampligen in patients with myalgic encephalomyetis, also know as chronic fatigue syndrome ("ME/CFS"). To date, the Company has not been issued any patents in the U.S. for the use of Ampligen as monotherapy for HBV or for any of the cancers which the Company has sought to target. The Company's applications for U.S. patents for the use of Ampligen as monotherapy for HBV and in the treatment of renal cell carcinoma and lung cancer are currently pending, although no assurances can be given that any of such applications will be approved. No assurances can be given that competitors will not seek and obtain patents regarding the use of Ampligen in combination with various other agents (including AZT) for a particular target indication prior to the Company. The Company believes that the existence of the Company's treatment indication patents precludes a competitor from selling an identical or similar product for the same treatment indication without infringing upon the Company's issued patents. No assurance can be given, however, that the Company's patent protection will be adequate to prevent the entry into the market of competitors for all of the Company's treatment indications.

     The Company has been unable to secure Orphan Drug designation from the FDA for treatment of HBV in the U.S. due to the wide incidence of the disease. In the event that the

Company is unable to obtain  adequate patent  protection for the indication,  it
would  be  unable  to  maintain  a   competitive   advantage   over  other  drug
manufacturers which could enter the market immediately.

     The patent position of biotechnology and pharmaceutical firms is highly uncertain and involves complex legal and factual questions. To date, no consistent policy has emerged regarding the breadth of protection afforded by pharmaceutical and biotechnology patents. Accordingly, there can be no assurance that patent applications relating to the Company's products or technology will result in patents being issued or that, if issued, such patents will afford meaningful protection against competitors with similar technology. It is generally anticipated that there may be significant litigation in the industry regarding patent and other intellectual property rights and that such litigation could consume substantial resources of the Company. No assurance can be given that the Company's patents will provide competitive advantages for its products or will not be successfully challenged or circumvented by its competitors. No assurance can be given that patents do not exist or could not be filed which would have a materially adverse effect on the Company's ability to market its products or to obtain or maintain any competitive position the Company may achieve with respect to its products. The Company's patents also may not prevent others from developing competitive products using related technology. Other companies obtaining patents covering products or processes useful to the Company may bring infringement actions against the Company. There can be no assurance that the Company will have the financial resources necessary to enforce patent rights it may hold. As a result, the Company may be required to obtain licenses from others to develop, manufacture or market its products. There can be no assurance that the Company would be able to obtain any such licenses on commercially reasonable terms, if at all. The Company licenses certain patents and proprietary information from third parties, some of which patents and proprietary information may have been developed with government grants under circumstances where the government maintained certain rights with respect to the patents/information developed. No assurances can be given that such third parties will adequately enforce any rights they may have or that the rights, if any, retained by the government will not adversely affect the value of the Company's license. Certain of the Company's know-how and technology is not patentable, particularly the procedures for the manufacture of the Company's drug product which are carried out according to standard operating procedure manuals. To protect its rights, the Company has since 1991 required employees and consultants to enter into confidentiality agreements with the Company. There can be no assurance that these agreements will not be breached, that the Company would have adequate and enforceable remedies for any breach, or that any trade secrets of the Company will not otherwise become known or be independently developed by competitors.

5. Disputes and Legal Proceedings Related to Patent Rights.

     The Company's ownership of one of its patents for the use of Ampligen for the treatment of HIV is the subject of a dispute. Vanderbilt University has advised the Company of its position that employees of the University were the inventors of the patent at issue. The Company does not believe the University's position to have merit, and if the University filed a claim against the Company, the Company would vigorously defend against such an action. If such a claim were filed and if such a claim were found to have merit, the loss of the patent at issue would not have a materially adverse effect on the Company's long range business since the University would be able to limit or prevent only the Company's use of Ampligen in combination with AZT in the treatment of HIV. In the event that the University obtained ownership of the disputed patent, the University could license a third entity to sell Ampligen for a specific combinational treatment. However, without the Company's consent, the Company believes that the commercialization process by a third party would require substantial expenditure to repeat clinical trials and establish a new manufacturing protocol acceptable to regulatory agencies and would require a license from the Company for the use of Ampligen as a component of the combinational requirement. Furthermore, the loss of this patent would not affect the Company's ability to market Ampligen as a monotherapy for HIV which treatment the Company has tested and expects to continue to develop.

6. History of Losses; Future Profitability Uncertain.

     The Company began operations in 1966 and has reported net profit only from 1985 through 1987. Since 1987, the Company has incurred substantial operating losses and as of December 31, 1996, the Company's accumulated deficit was approximately $48 million. The Company has not generated significant revenues from its products and could incur substantial and increased losses over the next several years. Such losses may fluctuate significantly from quarter to quarter. There can be no assurance that the Company will ever achieve significant revenues from product sales or become profitable. The Company's ability to achieve profitable operations is dependent, in large part, on successfully developing products, obtaining regulatory approvals on a timely basis, and making the transition from a research and development firm to an organization producing commercial products or entering into joint ventures or other licensing arrangements. No assurance can be given that the Company's product development efforts will be successfully completed, required regulatory approvals will be obtained, any products will be manufactured and marketed successfully, or profitability will be achieved.

7. No Assurance of Successful Product Development.

     The development of new pharmaceutical products is subject to a number of significant risks. Potential products that appear to be promising at an early stage of research or development may not reach the market for a number of reasons. Potential products may be found to be ineffective or to have adverse side effects, fail to receive necessary regulatory clearances, be difficult to manufacture on a commercial scale, be uneconomical to market or be precluded from commercialization by proprietary rights of third parties. The Company's products are in various stages of clinical and pre-clinical development; each will need to progress through further clinical studies and appropriate regulatory approval processes before any such products can be marketed. Ampligen is not expected to be generally available for commercial sale for any indication for at least the next several years, if at all. Generally, only a small percentage of potential therapeutic products are eventually approved by the FDA for commercial sale. The transition from limited production of pre-clinical and clinical research quantities to production of commercial quantities of the Company's products will involve distinct management and technical challenges and will require additional management and technical personnel and capital to the extent such manufacturing is not handled by third parties. There can be no assurance that the Company's efforts will be successful or that any given product will be determined to be safe and effective, capable of being manufactured economically in commercial quantities or successfully marketed.

8. Manufacturing Experience and Capacity.

     Ampligen is currently produced only in limited quantities for use in its clinical trials, however, the Company is engaged with its partner, Bioclones (as defined below) and other suppliers to increase production capacity. To be successful, the Company's products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. Although the Company has entered into an agreement with Bioclones Proprietary, Ltd. ("Bioclones"), a biopharmaceutical company which is associated with South African Breweries, Ltd. (together with Bioclones, "SAB")(the "SAB Agreement") which provides for the construction of a new commercial manufacturing facility by a company which is 24.9% owned by the Company, no assurance can be given as to the timing of such construction, and therefore the Company may continue to be dependent on third parties for a portion of the manufacturing and production process. A pilot facility in South Africa is being expanded to provide an increased supply of Ampligen raw material. While the Company believes that construction of the commercial facility will begin in 1998, the construction is dependent upon the regulatory status of Ampligen in various global markets, and no assurance can be given with respect to when, and if, construction will occur. The Company intends to utilize third-party facilities if and when the need arises or, if it is unable to do so, to build or acquire commercial-scale manufacturing facilities. The Company will need to comply with regulatory requirements for such facilities, including those of the FDA and HPB pertaining to Good Manufacturing Practices ("GMP") regulations. There can be no assurance that such facilities can be used, built, or acquired on commercially acceptable terms, that such facilities, if used, built, or acquired, will be adequate for the Company's long-term needs. Moreover, there is no assurance that successful manufacture of a drug on a limited scale basis for investigational use will lead to a successful transition to commercial, large-scale production. Small changes in methods of manufacture may affect the chemical structure of Ampligen and other such RNA drugs, as well as their safety and efficacy. Changes in methods of manufacture, including commercial scale-up, can, among other things, require new clinical studies and affect orphan drug status, particularly, market exclusivity rights, if any, under the Orphan Drug Act.

9. Marketing Experience and Capacity.

     The Company currently has limited marketing or sales capability and does not expect to establish a significant direct sales capability for at least the next several years. To the extent that the Company determines not, or is unable, to enter into marketing agreements or third party distribution agreements for its products, significant additional resources will be required to develop a sales force and distribution organization. Pursuant to the SAB Agreement, the corporate partner will be responsible for fielding an adequate sales force in South America, Africa, United Kingdom, Australia and New Zealand. Nevertheless, there can be no assurance that the Company will be able to establish such arrangements, under the SAB Agreement or otherwise, on terms acceptable to the Company, if at all, or that the cost of establishing such arrangements will not exceed any product revenues, or that such arrangements will be successful. To the extent that the Company enters into co-marketing or other licensing arrangements, any revenues received by the Company will be dependent on the efforts of third parties, and there can be no assurance that such efforts will be successful.

10. Rapid Technological Change and Substantial Competition.

     The pharmaceutical and biotechnology industries are subject to rapid and substantial technological change. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Most of these entities have significantly greater research and development capabilities than the Company, as well as substantial marketing, financial and managerial resources, and represent significant competition for the Company. Acquisition of, or investments in, competing companies by large pharmaceutical companies could increase such competitors' financial, marketing and other resources. There can be no assurance that developments by others will not render the Company's products or technologies obsolete or noncompetitive or that the Company will be able to keep pace with technological developments. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing similar therapeutic effects to products being developed by the Company. These competing products may be more effective and less costly than the Company's products. In addition, conventional drug therapy, surgery and other more familiar treatments will offer competition to the Company's products. Furthermore, many of the Company's competitors have significantly greater experience than the Company in pre-clinical testing and human clinical trials of pharmaceutical products and in obtaining FDA, HPB and other regulatory approvals of products. Accordingly, the Company's competitors may succeed in obtaining FDA and HPB product approvals more rapidly than the Company. If any of the Company's products receive regulatory approvals for any indication and the Company commences commercial sales of its products, it will also be competing with respect to manufacturing efficiency and marketing
capabilities,   areas  in  which  it  has  limited  experience.   The  Company's
competitors may possess or obtain patent protection or other intellectual property rights that prevent, limit or otherwise adversely affect the Company's ability to develop or exploit its products.

11. Dependence upon Qualified and Key Personnel.

     Because of the specialized nature of the Company's business, the Company's success will depend, among other things, on its ability to attract and retain qualified management and scientific personnel. Competition for such personnel is intense. There can be no assurance that the Company will be able to continue to attract or retain such persons. The Company currently depends upon the services of Dr. William A. Carter, its President, Chief Executive Officer and Chairman of the Board, Robert E. Peterson, its Chief Financial Officer and Dr. Carol A. Smith, the Company's Director of Manufacturing and Process Development. Certain key individuals upon whom the Company currently depends, including but not limited to the Company's Medical Director, Dr. David Strayer, are not employees of the Company, but instead are employees of an institution with whom the Company has a collaborative at will arrangement. In addition, Dr. Smith does not have a written employment agreement with the Company. The continued availability to the Company of the services of these individuals is subject to the policies of the institution which employs them; any change in such policies may have an adverse effect upon the Company's continued retention of the services of these individuals. While the Company has an employment agreement with Dr. William A. Carter, and has secured key man life insurance in the amount of $2 million on the life of Dr. Carter, the loss of Dr. Carter or other key personnel or of the services of such employees of collaborators or the failure to recruit additional personnel as needed could have a materially adverse effect on the Company's ability to achieve its objectives.

12. Dependence on Third Parties.

     The Company's strategy for research, development and commercialization is to rely in part upon collaborative arrangements with third parties in appropriate circumstances. The Company's strategy has led it to enter into various arrangements with universities, research groups, licensors and others. The Company is dependent on a number of important arrangements with third parties. In particular, the Company utilizes the services of employees of and regularly makes use of certain equipment and facilities at Allegheny University and has obtained certain of its technology for Oragen products through a license with Temple University. There can be no assurance that the Company will be able to negotiate additional third party arrangements or continue any existing arrangements on terms acceptable to the Company, if at all, or that key researchers upon whom the Company is dependent will continue to be associated with such universities and/or to work on the Company's products. The loss of any such existing arrangement or key researcher could have a materially adverse effect on the Company. The Company may seek a significant portion of its future capital requirements from arrangements with pharmaceutical companies or others pursuant to arrangements under which, among other things, the Company would receive payment for certain research and development activities in exchange for future royalty payments. There can be no assurance that any such arrangements will be established on a basis acceptable to the Company, if at all, or if established, will be scientifically or commercially successful. The failure to achieve such arrangements on satisfactory terms could have a materially adverse effect on the Company. The Company is dependent upon certain third party suppliers for key components of its proposed products and for substantially all of the production process. The failure to continue arrangements with such third parties or obtain satisfactory substitute arrangements could have a materially adverse effect on the Company.

13.  Impact  of  Potential  AMEX  Delisting  on   Marketability  of  Securities;
Broker-Dealer Sales of the Company's Securities.

     The Company's Common Stock and Class A Warrants trade on AMEX. AMEX has rules which establish criteria for the continued listing of securities on AMEX. Generally, AMEX will consider delisting or suspending a company based on, among other things, the following criteria: stockholders' equity, operating losses, reduced market value of publicly held shares, substantial disposition of assets, and total number of shareholders.

     If the Company were to continue to incur operating losses, it might be unable to maintain the standards for continued listing and the listed securities could be subject to delisting from AMEX. If the Company's securities are delisted, an investor would find it more difficult to dispose of the Company's securities or to obtain accurate quotations as to the price of the Company's securities and it could have an adverse effect on the coverage of news concerning the Company. In addition, if the Company's securities were delisted, they would likely be subject to a rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (accredited investors are generally persons having net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with a spouse). For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale, as well as disclosing certain information concerning the risks of purchasing low-priced securities on the market for such securities. Consequently, delisting, if it occurred, would adversely affect the ability of broker-dealers to sell the Company's securities and would make subsequent financing more difficult.

14. Product Liability Exposure.

     The Company faces an inherent business risk of exposure to product liability claims in the event that the use of its products results in adverse effects. Such liability might result from claims made directly by patients, hospitals, clinics or other consumers, or by pharmaceutical companies or others manufacturing such products on behalf of the Company. While the Company will continue to attempt to take appropriate precautions, there can be no assurance that it will avoid significant product liability exposure. The Company currently maintain worldwide product liability insurance coverage.

15. Uncertainty of Health Care Reimbursement and Potential Legislation.

     The Company's ability to successfully commercialize its products will depend, in part, on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and from time to time legislation is proposed which, if adopted, could further restrict the prices charged by and/or amounts reimbursable to manufacturers of pharmaceutical products. The Company cannot predict what, if any, legislation will ultimately be adopted or the impact of such legislation on the Company. Reimbursement from government agencies may become more restricted in the future. The Company also understands that there is increasing political pressure in Canada to limit health care costs; no assurances can be given that the legislative or regulatory results, if any, of such pressure will not have an adverse impact on the Company. Furthermore, there can be no assurance that third party insurance companies will allow the Company to charge and receive payments for its products sufficient to realize an appropriate return on its investment in product development. The Company's potential products represent a new mode of therapy, and the Company expects that the costs associated with purchasing and administering its products will be substantial. There can be no assurance that the Company's proposed products, if successfully developed, will be considered cost effective to third-party payors, that reimbursement will be available or, if available, that the timing and amount of such payors' reimbursement will not adversely affect the Company's ability to sell its products on a profitable basis.

16. Hazardous Materials.

     The Company's business involves the controlled use of hazardous materials, carcinogenic chemicals and various radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply in all material respects with the standards prescribed by applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident or the failure to comply with applicable regulations, the Company could be held liable for any damages that result, and any such liability could be significant. The Company does not maintain insurance coverage against such liabilities. The Company is also subject to a variety of laws and regulations relating to occupational health and safety, environmental protection, hazardous substance control, and waste management and disposal. The failure to comply with any of such regulations could subject the Company to, among other things, third party damage claims, civil penalties and criminal liability.

17. Possible Volatility of Stock Price.

     The stock market in general and biotechnology and pharmaceutical stocks in particular have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. The market price of the Common Stock and Warrants, like the stock prices of many publicly traded biotechnology and smaller pharmaceutical companies, may be highly volatile. Announcements of technological innovations, regulatory matters or new commercial products by the Company or its competitors, developments or disputes concerning patent or proprietary rights, publicity regarding actual or potential medical results relating to products under development by the Company or its competitors, regulatory developments in both the U.S. and foreign countries, public concern as to the safety of pharmaceutical products, economic and other external factors, and period-to-period fluctuations in financial results, may have a significant impact on the market price of the Common Stock and Warrants.

18. Shares Eligible for Future Sale; Registration Rights.

     A substantial amount of the Company's outstanding Common Stock are restricted securities, as that term is defined in Rule 144 promulgated under the Securities Act ("Rule 144"). Absent registration under the Securities Act or the availability of an exemption under the Securities Act, the sale of such shares is subject to Rule 144. In general, under Rule 144, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, if the Common Stock is quoted on a stock exchange, the average weekly trading volume during the four calendar weeks preceding the sale. A person who presently is not and who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock for at least two years is entitled to sell such shares under Rule 144(k), without regard to any of the volume limitations described above. In addition, the Company has issued warrants to purchase 2,750,000 shares of Common Stock ("Rule 701 Warrants") in reliance upon the provisions of Rule 701 of the Securities Act, pursuant to which, in certain circumstances, such Rule 701 Warrants may be sold. Certain holders of Common Stock have executed lock up agreements with the Company. The sale, or availability for sale, of substantial amounts of the Company's securities in the public market subsequent to this Prospectus, including the securities issued pursuant to Rule 144, Rule 701 or otherwise, could adversely affect the market price of the Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities or debt financing. The availability of Rule 144 and Rule 701 to the holders of restricted securities of the Company would be conditioned on, among other factors, the availability of certain public information concerning the Company.

19. Current Prospectus and State Registration Required to Exercise Class A Warrants.

     The Class A Warrants may not be exercised by the holders thereof unless at the time of exercise a registration statement covering the shares of Common Stock issuable upon exercise of the Class A Warrants is effective and such shares of Common Stock have been registered under the Securities Act and qualified, or deemed to be exempt, under the securities laws of the states of residence of the respective holders of such Class A Warrants. While the Class A Warrants are being registered herewith, there can be no assurance, however, that such registration statement will remain current or that such Class A Warrants will be properly qualified under applicable state securities laws, the failure of which may result in the exercise of the Class A Warrants and the resale or other disposition of Common Stock issued upon such exercise becoming unlawful.

20. Potential Adverse Effect of Redemption of Class A Warrants.

     The Class A Warrants may be redeemed by the Company at any time commencing two years from the date of this Prospectus and ending five years from the date of this Prospectus, at a redemption price of $.05 per Class A Warrant upon 30 days' prior written notice provided the closing bid price of the Common Stock on AMEX (or another national securities exchange) for 20 consecutive trading days ending within 10 days of the notice of redemption equals or exceeds $9.00 per share subject to adjustment. Redemption of the Class A Warrants could force the holders to exercise the Class A Warrants and pay the exercise price at a time when it may be disadvantageous for the holders to do so, to sell the Class A Warrants at the then current market price when they might otherwise wish to hold the Class A Warrants, or to accept the redemption price, which is likely to be substantially less than the market value of the Class A Warrants at the time of redemption.

21. Exercise of Derivatives May Have Dilutive Effect on Market.

     The Derivatives provide for, during their term, an opportunity for the holder to profit from a rise in the market price, of which there is no assurance, with resulting dilution in the ownership interest in the Company held by the then present stockholders. Holders of Derivatives most likely would exercise or convert the Derivatives and purchase the underlying Common Stock at a time when the Company may be able to obtain capital by a new offering of securities on terms more favorable than those provided by such Derivatives, in which event the terms on which the Company may be able to obtain additional capital would be affected adversely.

22. Conflicts of Interest.

     All of the members of the Company's Scientific Advisory Board are employed other than by the Company and may have commitments to or consulting or advisory contracts with other entities (which may include competitors of the Company) that may limit their availability to the Company. While each member of the Company's Scientific Advisory Board does execute a non-disclosure and non-competition agreement with respect to proprietary data that he or she receives from the Company, there can be no assurance that these agreements will absolutely protect the Company from the results of such data being revealed, accidentally or otherwise, by a member of its Scientific Advisory Board.

23. Absence of Dividends.

     The Company intends to retain future earnings, if any, to provide funds for the operations of its business and, accordingly, does not anticipate paying any dividends on its Common Stock in the reasonably foreseeable future.

                                 USE OF PROCEEDS

     The Company will not receive proceeds from any sale of the Selling Securityholder Securities. The proceeds to be received by the Company from the exercise of the Derivatives (assuming all of such securities are exercised), will be $7,680,989. The Company intends to use such proceeds for general corporate purposes. Pending use of the proceeds, they will be invested in short term, interest bearing securities or money market funds.

                                    DILUTION

     The following discussion assumes that all of the Derivatives are exercised:

     As of September 30, 1997, the net tangible book value of the Common Stock, based on the balance sheet at September 30, 1997, as adjusted for the net proceeds of the September 2, 1997 and September 22, 1997 private placement of Common Stock, was $9,926,716 or $.48 per share. Net tangible book value per share represents the amount of the tangible assets, $11,340,870, less the amount of its liabilities, $1,414,154, divided by the number of shares of Common Stock outstanding, 20,501,993 (as adjusted). Without taking into account any other changes in the net tangible book value of the Company after September 30, 1997, upon the exercise of all of the Derivatives (2,169,771), and the receipt of the net proceeds therefrom ($7,680,989), the pro forma net tangible book value of the Common Stock, would be $17,607,705. Upon dividing the pro forma net tangible book value by the pro forma amount of Common Stock outstanding (22,671,764), the pro forma net tangible book value per share is $.78 per share, representing an immediate increase in the net tangible book value of $.30 per share to the present shareholders. Dilution to new investors, since new investors will purchase shares at varying and fluctuating prices, represents the difference between the market price of the Common Stock and the pro forma net tangible book value per share after the issuance of all the shares of Common Stock issuable upon exercise of the Derivatives.

                       RESALES BY SELLING SECURITYHOLDERS

     This Prospectus relates to the proposed resale by the Selling Securityholders of the Securities. The following table sets forth as of January 29, 1998 certain information with respect to the persons for whom the Company is registering the Securities for sale to the public except as footnoted below. None of such persons has had a material relationship with or has held any position or office with the Company or any of its affiliates within three years, other than as footnoted below. The Company will not receive any of the proceeds from the sale of the Securities. If the Derivatives are exercised, the Company would receive $7,680,989.

                                      Securities                                          Securities
                                      Owned Prior                Securities                  Owned
                                     to Offering(1)            Offered Herein            After Offering
                                    ----------------           ---------------           ---------------
Name of Selling                     Common    Deriv-           Common     Deriv-
Securityholders                     Stock     atives           Stock      atives           Number      %
---------------                     -----     ------           -----      ------           ------      -
Seymour Cohn(2)                    119,808    119,808          119,808    119,808              0       *
Myron Cherry(3)                     14,306     10,000           11,536     10,000           2,770      *
Charles Moore(4)                    42,304     42,304           42,304     42,304              0       *
Maurice Schlang(5)                 138,432    118,432          138,432    118,432              0       *
Julian & Eunice Cohen               20,255       0               1,536        0            18,719      *
 Investments LP
Sidney Stoneman                     20,255       0               1,536        0            18,719      *
Michael C. Burrows                 354,042       0               3,072        0           350,970      1.7%
Frank B. Carr                       21,791       0               1,536        0            20,255      *
Michael J. Dubilier                144,919       0               6,145        0                0       *
Keys Foundation                     45,337       0               6,145        0                0       *
Maryann Charlap                     10,553       0              10,553        0                0       *
Carter Investments, LC(6)           78,564       0                 960        0            77,604      *
Maryann Charlap & Abraham E.       191,028       0               1,275        0           189,753      *
 Ostrovsky & E. Paul Charlap,
 TTEES FBO E. Paul Charlap
FLF Associates                      72,000       0              72,000        0                0       *
Gerald Tsai                         43,200       0              43,200        0                0       *
Lincoln Trust                       97,776       0              28,800        0            68,976      *
Bost & Co. FBO Fairfax             250,000    250,000          250,000(7)     0                0       *
 County Public Schools
Topworks & Co. FBO Montgomery      250,000    250,000          250,000(7)     0                0       *
 County Employee Retirement
 System
Ell & Co. FBO AT&T                 750,000    750,000          750,000(7)     0                0       *
 Investment Management Corp.
Jerome Belson                    1,565,000    125,000          225,000(8)     0         1,340,000      6.5%
Alan Howard                         25,000     25,000           25,000(7)     0                0       *
Michael Lauer                       66,000     30,000           66,000(9)     0                0       *
Lancer Offshore, Inc.              685,000    345,000          685,000(10)    0                0       *
Lancer Voyage Fund                  90,000     50,000           90,000(11)    0                0       *
Lancer Partners, LP                325,000       0             325,000        0                0       *
Lindemann Capital Partners, LP     150,000       0             150,000(7)     0                0       *
Joseph Giamanco                    247,500       0             247,500(12)    0                0       *
Joseph C. Roselle                  265,000       0             265,000(13)    0                0       *
Hermitage Capital                  336,000    336,000          336,000(14)    0                0       *
Richard Maser                       80,000       0              80,000        0                0       *
Stephen P. DePalma                  40,000       0              40,000        0                0       *
Ronald Menello                      10,000       0              10,000        0                0       *
Gary Herman                         40,000       0              40,000        0                0       *
Lancer Partners, LP                280,000       0             280,000        0                0       *


                                      Securities                                          Securities
                                      Owned Prior                Securities                  Owned
                                     to Offering(1)            Offered Herein            After Offering
                                    ----------------           ---------------           ---------------
Name of Selling                     Common    Deriv-           Common     Deriv-
Securityholders                     Stock     atives           Stock      atives           Number      %
---------------                     -----     ------           -----      ------           ------      -
Martin Garvey                        4,000       0               4,000        0                0       *
The Peninsula Group              1,000,000       0           1,000,000        0                0       *
John W. Hunter                     500,000       0             500,000        0                0       *
Jennie Raphael                      20,000       0              20,000        0                0       *
Thermo Electron                     40,000       0              40,000        0                0       *
Emile Chabala                       60,000       0              60,000        0                0       *
Richard A. Brown                   260,000     26,000          286,000(15)    0                0       *
Alexander J. Brown Trust            40,000      4,000           44,000(15)    0                0       *
 Robin L. Brown TTEE
Donald P. Carlin                   100,000     10,000          110,000(15)    0                0       *
Fernand B. Baer, Jr.                50,000      5,000           55,000(15)    0                0       *
Stanley Lobel                       33,334      3,333           36,667(15)    0                0       *
Lynn Hecht Schaffran                15,000      1,500           16,500(15)    0                0
Ralph Worthington IV                50,000      5,000           55,000(15)    0                0       *
 Dated 6/16/86 IRA,
 US Trust TTEE
Dr. Stanley and Joan Levin          20,000      2,000           22,000(15)    0                0       *
Wayne Johnson                       20,000      2,000           22,000(15)    0                0       *
Barry Rodgveller                    11,000      1,100           12,100(15)    0                0       *
Barry Rodgveller SEP-IRA            32,000      3,200           35,200(15)    0                0       *
Steven Fuerst                       10,000      1,000           11,000(15)    0                0       *
David R. Fulton                     10,000      1,000           11,000(15)    0                0       *
Joan R. Baer and Arthur B. Baer     10,000      1,000           11,000(15)    0                0       *
 TTEES Joan Rich Baer, Inc.
 Pension Plan U/A/D 1/1/78
Warner Family Trust                100,000     10,000          110,000(15)    0                0       *
 Thomas N. Warner TTEE
Mervyn L. Keces                     10,000      1,000           11,000(15)    0                0       *
 & Associates, Inc. Defined
 Benefit Pension Plan, Mervyn
 Keces TTEE
William R. Brink                    30,000      3,000           33,000(15)    0                0       *
Joseph Michael Cafiero and          33,000      3,300           36,300(15)    0                0       *
 Veronica Walsh Cafiero JT
Bernice Brauser                     50,000      5,000           55,000(15)    0                0       *
Michael Bartlett                    10,000      1,000           11,000(15)    0                0       *
Maxwell Stolzberg                   10,000      1,000           11,000(15)    0                0       *
Alan J. Rubin                       30,000      3,000           33,000(15)    0                0       *
Bruce E. Toll                       24,000      2,400           26,400(15)    0                0       *
Randall W. Krafft                   10,000      1,000           11,000(15)    0                0       *
Amanda Bering                        7,500      7,500            7,500(16)    0                0       *
Gonzalo Mocorrea                     2,500      2,500            2,500(16)    0                0       *
Leroy Gilford                        4,000      4,000            4,000(16)    0                0       *
Gilford Securities                  27,417     27,417           27,417(16)    0                0       *
Baer & Company                      27,417     27,417           27,417(16)    0                0       *
Gregory and Carol Serras             2,700      2,700            2,700(16)    0                0       *
Z/A Associates                      30,700     30,700           30,700(16)    0                0       *
Bridge Ventures, Inc.(17)          778,160    254,660          292,160(18)    0             486,000    2.4%

Stephen Drescher                   300,000    300,000          300,000(19)    0                0       *
Stanley Zaslow                      15,000     15,000           15,000(20)    0                0       *
Marty Clare                          2,500      2,500            2,500(20)    0                0       *
Israel Cohen                        10,000     10,000           10,000(20)    0                0       *
Ralph Esposito                      10,000     10,000           10,000(20)    0                0       *
Gerald Brauser                      75,000     75,000           75,000(21)    0                0       *
Research Works                      60,000     60,000           60,000(22)    0                0       *


                                      Securities                                          Securities
                                      Owned Prior                Securities                  Owned
                                     to Offering(1)            Offered Herein            After Offering
                                    ----------------           ---------------           ---------------
Name of Selling                     Common    Deriv-           Common     Deriv-
Securityholders                     Stock     atives           Stock      atives           Number      %
---------------                     -----     ------           -----      ------           ------      -
Mitchell Reisman                      5,000     5,000            5,000(23)    0                0       *
Robert Conaboy                        6,000     6,000            6,000(23)    0                0       *
Alisa Conaboy                         6,000     6,000            6,000(23)    0                0       *
Shamrock Group                      600,000   600,000          600,000(24)    0                0       *

-------------
     ** Less than 1%

(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days of January 29, 1998. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any security which such person or persons has or have the right to acquire within such date is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes based on information supplied by such persons, that the persons named in this table have sole voting and investment power with respect to all shares of Common Stock which they beneficially own.

(2) Represents (i) a C Warrant to purchase 119,808 shares of Common Stock exercisable during the four year period commencing November 2, 1995, at an exercise price of $10.85 per share; and (ii) Common Stock underlying said C Warrant.

(3) Includes (i) a C Warrant to purchase 5,000 shares of Common Stock exercisable at any time commencing November 1, 1994 and expiring December 31, 1998, at an exercise price of $1.75 per share; (ii) a C Warrant to purchase 5,000 shares of Common Stock exercisable at any time commencing March 20, 1995 and expiring March 31, 1999, at an exercise price of $1.75 per share; (iii) 1,536 shares of Common Stock underlying R Warrants, exercisable during the four year period commencing December 31, 1993 at an exercise price of $1.75 per share; and (iv) 10,000 shares of Common Stock underlying said C Warrants.

(4) Represents (i) two C Warrants to purchase 20,000 shares of Common Stock each, exercisable during the five year period commencing November 2, 1995, at an exercise price of $2.00 per share; (ii) a stock option for the purchase of 2,304 shares of Common Stock exercisable during the ten year period commencing April 16, 1996, at an exercise price of $4.34 per share;
     (iii) 40,000 shares of Common Stock underlying said C Warrants; and (iv) 2,304 shares of Common Stock underlying said stock option.

(5) Includes (i) a C Warrant to purchase 100,000 shares of Common Stock exercisable during the five year period commencing November 2, 1995, at an exercise price of $2.00 per share; (ii) a stock option for the purchase of 18,432 shares of Common Stock exercisable during the ten year period commencing January 25, 1995, at an exercise price of $4.34 per share; (iii) 100,000 shares of Common Stock underlying said C Warrants; and (iv) 18,432 shares of Common Stock underlying said stock option.

(6) Dr. Carter, President and Chief Executive Officer of the Company, is a member of Carter Investments LC.

(7)  Represents shares of Common Stock underlying E Preferred.

(8)  Includes 125,000 shares of Common Stock underlying E Preferred

(9)  Includes 30,000 shares of Common Stock underlying E Preferred

(10) Includes 345,000 shares of Common Stock underlying E Preferred.

(11) Includes 50,000 shares of Common Stock underlying E Preferred.

(12) Includes 137,500 shares of Common Stock underlying E Preferred.

(13) Includes 25,000 shares of Common Stock underlying E Preferred.

(14) Represents (i) 150,000 shares of Common Stock underlying E Warrants exercisable at $3.00 per share during the three year period commencing March 1, 1997; and (ii) 186,000 shares of Common Stock underlying Warrants exercisable through December 31, 2000 at $4.00 per share.

(15) Includes shares of Common Stock underlying Warrants exercisable through December 31, 2000 at $4.00 per share.

(16) Represents shares of Common Stock underlying Warrants exercisable through December 31, 2000 at $4.00 per share.

(17) Harris Freedman, a Company Vice President, is an officer of Bridge Ventures, Inc.

(18) Represents  (i)  254,660  shares  of  Common  Stock   underlying   Warrants
     exercisable through October 15, 2004 at $3.50 per share; and (ii) 37,500 shares of Common Stock underlying E Preferred.

(19) Represents shares of Common Stock underlying Warrants exercisable through October 15, 1999 at $3.50 per share.

(20) Represents shares of Common Stock underlying Warrants exercisable through October 15, 2004 at $3.50 per share.

(21) Represents shares of Common Stock underlying Warrants exercisable through March 31, 2000 and May 31, 2000 at $1.75 per share.

(22) Represents shares of Common Stock underlying Warrants exercisable through January 8, 2001 at $4.00 per share.

(23) Represents shares of Common Stock underlying Warrants exercisable through March 1, 2001 at $3.50 per share.

(24) Represents shares of Common Stock underlying Warrants exercisable through August 15, 2001 at $2.50 per share.


                              PLAN OF DISTRIBUTION

     The Selling Securityholders may offer and sell shares of Common Stock and Warrants from time to time in the discretion of the Selling Securityholders on AMEX or in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or at negotiated prices. The distribution of the shares of Common Stock and Warrants may be effected from time to time in one or more transactions including, without limitation: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Common Stock and Warrants as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face or other direct transactions between the Selling Securityholders and purchasers without a broker-dealer or other intermediary. In effecting sales, broker-dealers or agents engaged by the Selling Securityholders may arrange for other broker-dealers or agents to participate. From time to time, one or more of the Selling Securityholders may pledge, hypothecate or grant a security interest in some or all of the common Stock owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Securityholders hereunder. In addition, the Selling Securityholders may from time to time sell short the Common Stock of the Company, and in such instances, this Prospectus may be delivered in connection with such short sale and the Common Stock offered hereby may be used to cover such short sale.

     Sales of Selling Securityholders' Common Stock and Warrants may also be made pursuant to Rule 144 under the Securities Act, where applicable. The Selling Securityholders' shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. The Company will receive no proceeds from the sale of Common Stock by the Selling Securityholders.

     To the extent required under the Securities Act, the aggregate amount of Selling Securityholders' Common Stock and Warrants being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying Prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the Common Stock and Warrants may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a Selling Securityholder and/or purchasers of Selling Securityholders' shares of Common Stock and/or Warrants, for whom they may act. In addition, sellers of Selling Securityholders' shares of Common Stock and/or Warrants may be deemed to be underwriters under the Securities Act and any profits on the sale of Selling Securityholders' shares of Common Stock or Warrants by them may be deemed to be discounts or commissions under the Securities Act. Selling Securityholders may have other business relationships with the Company and its subsidiaries or affiliates in the ordinary course of business.

     From time to time each of the Selling Securityholders may transfer, pledge, donate or assign Selling Securityholders' shares of Common Stock and Warrants to lenders, family members and others and each of such persons will be deemed to be a "Selling Securityholder" for purposes of this Prospectus. The number of Selling Securityholders' shares of Common Stock and Warrants beneficially owned by those Selling Securityholders who so transfer, pledge, donate or assign Selling Securityholders' shares of Common Stock or Warrants will decrease as and when they take such actions. The plan of distribution for Selling Securityholders' shares of Common Stock and Warrants sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Securityholders hereunder.

     Including, and without limiting the foregoing, in connection with distributions of the Common Stock, a Selling Securityholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Common Stock in the course of hedging the positions they assume with such Selling Securityholder. A Selling Securityholder may also enter into option or other transactions with broker-dealers that involve the delivery of the Common Stock to the broker-dealers, who may then resell or otherwise transfer such Common Stock. A Selling Securityholder may also loan or pledge the Common Stock to a broker-dealer and the broker-dealer may sell the Common Stock so loaned or upon default may sell or otherwise transfer the pledged Common Stock.

     Under applicable rule and regulations under the Exchange Act, any person engaged in the distribution of the Common Stock may not bid for or purchase shares of Common Stock during a period which commences one business day (5 business days, if the Company's public float is less than $25 million or its average daily trading volume is less than $100,000) prior to such person's participation in the distribution, subject to exceptions for certain passive market making activities. In addition and without limiting the foregoing, each Selling Securityholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by such Selling Securityholder.

     The Company is bearing all costs relating to the registration of the shares of Common Stock (other than fees and expenses, if any, of counsel or other advisors to the Selling Securityholders). Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the shares of Common Stock and Warrants will be borne by the Selling Securityholder selling such shares of Common Stock or Warrants.

                          TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock and Warrants of the Company is Continental Stock Transfer & Trust Co., 2 Broadway, New York, New York 10004.

                                  LEGAL MATTERS

     The legality of the shares offered hereby has been passed upon for the Company by Silverman, Collura, Chernis & Balzano, P.C., 381 Park Avenue South, Suite 1601, New York, New York 10016.

                                     EXPERTS

     The consolidated financial statements of the Company and subsidiaries as of December 31, 1995 and 1996, and for each of the years in the three year period ended December 31, 1996, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expense incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the Company in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.


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No  dealer,  salesman  or any  other  person  has  been  authorized  to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information..........................................................3
Prospectus Summary.............................................................5
Risk Factors...................................................................9
Use of Proceeds...............................................................21
Dilution......................................................................22
Resales by Selling Securityholders............................................23
Plan of Distribution..........................................................27
Transfer Agent................................................................29
Legal Matters.................................................................29
Experts.......................................................................29
Disclosure of Commission Position on Indemnification..........................29

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